

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 7, 2009

Gary L. Larson
Chief Financial Officer
Aehr Test Systems
400 Kato Terrace
Fremont, California 94539

> **Re: Aehr Test Systems**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **File No. 0-22893**

Dear Mr. Larson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief